NEWS RELEASE

Endeavour Achieves Record Silver Production In The Fourth Quarter 2007

January 15, 2008 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, and EJD: Frankfurt) announces that silver production from its two operating silver mines in Mexico, Guanacevi and Bolanitos, hit a new all-time high of 636,866 oz in the 4th quarter, 2007. Silver production was up 10% over the 3rd quarter and jumped 72% compared to the 369,295 oz produced in Q4, 2006.

The robust 4th quarter production increased Endeavour’s output to 2.14 million oz silver in 2007, enabling the Company to beat its revised production forecast of 2.0 million oz for the year by 7%. In 2007, silver production rose 58% over the 1.35 million oz produced in 2006, thereby continuing the Company’s track record for aggressive production growth.

In addition, gold production amounted to 2100 oz in Q4, 2007, up 15% from the 3rd quarter and up 387% compared to the 431 oz produced in Q4, 2006. Endeavour’s gold production climbed to 6427 oz in 2007, a 158% jump compared to the 2493 oz gold produced in 2006. Expressed as silver equivalents (based on a 55 silver : 1 gold ratio), Endeavour's combined silver and gold production amounted to 752,366 silver equivalent oz in Q4, 2007 and 2,488,485 oz silver equivalent for the year using 55:1 for the Ag: Au ratio based upon the current silver and gold values.

Endeavour plans to release a more detailed review of its 2007 mining operationsand its production forecast for 2008 by the end of January . An exploration overview and outlook will also be provided in January and the annual financial review and forecast is scheduled for mid-April.

Bradford Cooke, Chairman and CEO, commented, “We are thrilled with these latest production results, especially given the operating challenges management dealt with over the past year. Once our Guanacevi plant improvements and Bolanitos mine development and exploration projects are successfully completed, these two mines should be able to more than double their production over the next two years as they approach their new operating capacities.”

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.